Mail Stop 4561

August 26, 2008

Mr. Eliron Yaron
Chairman
Shelron Group, Inc.
29 Broadway
New York, NY 10006

> **Re:** **Shelron Group, Inc.**
> **Form 10-KSB/A For the Fiscal Year Ended December 31, 2007**
> **Forms 10-Q For the Fiscal Quarters Ended**
> **March 31, 2008 and June 30, 2008**
> **File No. 000-31176**

Dear Mr. Yaron:

We have reviewed your response letter filed August 25, 2008 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 21, 2008.

Form 10-KSB/A For the Year Ended December 31, 2007

Item 8A(T). Controls and Procedures

1.   We note that in your amended 10-KSB your management has again concluded that disclosure controls and procedures were effective as of the end of the fiscal year. In our letter dated July 21, 2008, we asked you to consider whether management's failure to provide its report on internal control over financial reporting impacts its conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year. Please tell us the factors you considered and highlight for us those factors that supported your conclusion. In particular, please explain how you considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by

the issuer is recorded, processed, summarized and **<u>reported</u>** within the time periods specified in the Commission's rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management's report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting. In light of these facts, please explain how you could conclude that disclosure controls and procedures were effective. Alternatively, please further amend the 10-KSB to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures, i.e., that disclosure controls and procedures were not effective as of the end of the fiscal year.

2.   We note the revisions made in response to prior comment 3, however, you have not complied with prior comment 3 in its entirety. Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives.

Principal Executive Officer and Principal Financial Officer Certifications

3.   We note your response to prior comment 5, however, you do not appear to have revised your certifications in response to our comment. Please revise your certifications to conform to Item 601(b)(31) of Regulation S-B. Specifically, you should include the introductory language of paragraph 4 and the language of paragraph 4(b) in your certification.

Forms 10-Q For the Quarterly Periods Ended March 31, 2008 and June 30, 2008

4.   Please revise your certifications to conform to Item 601(b)(31) of Regulation S-K. Specifically, you should include the introductory language of paragraph 4 and the language of paragraph 4(b) in your certification.

5.   Please amend your Forms 10-Q for the quarterly periods ended March 31, 2008 and June 30, 2008 and ensure that the following revisions are made where applicable:

a. When describing management's conclusion regarding the effectiveness of the company's disclosure controls and procedures, you should include either the entire definition of disclosure controls and procedures as contained in Rules 13a-15(e) and 15d-15(e) of the Exchange Act of 1934 or cite the reference to the definition itself. In this regard, we not that in your Form 10-Q for the quarterly period ended June 30, 2008 you have concluded that your disclosure controls and procedures are effective for only a portion of the definition.

     b. Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level.

     c. Ensure that your disclosures pursuant to Item 308(c) of Regulation S-K conform to the language in the Item. That is, you should disclose whether there were any changes to your internal controls over financial reporting during the last fiscal quarter (or the fourth quarter in the case of an annual report) that materially affected, or are reasonably likely to materially affect, your internal controls over financial reporting.

     d. We note your statements that "there have been no significant changes (including corrective actions with regard to significant deficiencies or material weaknesses) in our internal controls or in other factors that could significantly affect these controls subsequent to the date of the evaluation referenced in the above paragraph." Because you have made disclosures pursuant to Item 308(c) of Regulation S-K elsewhere in this section, it is unclear to us what the purpose is of this paragraph. Please remove or explain to us why this disclosure should be retained.

* * * * * * *

As previously requested, in connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 or me at (202) 551-3408 if you have any questions regarding the above comments.

Sincerely,

Christine Davis
Assistant Chief Accountant

cc: Paul Goodman
        Cyruli Shanks Hart & Zizmor, LLP
        Via Facsimile at 212-661-5350